                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            Merrimac Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   590262 10 1
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Kevin Handwerker
                          c/o Neuberger Berman, L.L.C.
                                605 Third Avenue
                               New York, NY 10158
                                 (212) 476-9850
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                   May 5, 2006
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 590262 10 1                                         Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Neuberger Berman, L.L.C.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    161,300
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    161,300

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      161,300

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IA, OO

________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 590262 10 1                                         Page 3 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Neuberger Berman, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    161,300
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    161,300

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      161,300

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

            This statement on Schedule 13D (this "Schedule 13D") is being filed to report the beneficial ownership of Common Stock, par value $0.01 per share (the "Common Stock") of Merrimac Industries, Inc., a company incorporated under the laws of Delaware (the "Company"). All statements concerning parties listed on Schedule A are made to the best knowledge of the Reporting Persons.

ITEM 1. SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock of the Company. The Company's principal executive office is located at 41 Fairfield Place, West Caldwell, New Jersey 07006.

ITEM 2. IDENTITY AND BACKGROUND.

            This Schedule 13D is being filed on behalf of the following Reporting Persons:

                  (i) Neuberger Berman, L.L.C., a Delaware limited liability company ("NB LLC"), which serves as the investment adviser to certain investment funds and accounts (the "Funds"); and

                  (ii) Neuberger Berman, Inc., a Delaware corporation ("NB Inc."), which serves as the sole owner and managing member of NB LLC.

            NB LLC may be deemed to beneficially own the Common Stock directly held by the Funds (the "Shares"). NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            The address of the principal business office of the Reporting Persons is 605 Third Avenue, New York, New York 10158.

            The principal business of NB LLC is to serve as investment adviser to the Funds. The principal business of NB Inc. is to serve as a holding company and manage its subsidiaries.

            The names, residence or business address, citizenships and present occupations or employment of the executive officers and directors of NB Inc., NB LLC, Neuberger Berman Asset Management, L.L.C. (which may be deemed to control the Funds by virtue of being the general partner of the Funds) and its executive officers and directors, and of Lehman Brothers Holdings Inc. (which may be deemed to control NB Inc. by virtue of owning 100% of NB Inc.'s voting stock) and its executive officers and directors, are set forth in Schedule A hereto.

            During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Funds expended an aggregate of approximately $1,446,212 of their own investment capital to acquire the 161,000 Shares beneficially owned by them.

            The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear Stearns Inc. and Lehman Brothers Holdings UK, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. PURPOSE OF TRANSACTION.

            This Schedule 13D is being filed to report, among other things, that in accordance with Rule 13d-1(e)(1) of the Exchange Act, the Reporting Persons may be deemed to be holding their shares of Common Stock with a purpose or effect of changing or influencing control of the Company. As further detailed in a letter, dated April 20, 2006, from the President and Chief Investment Officer of LibertyView Capital Management, a division of Neuberger Berman, LLC, to the Chairman, President and Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit 99.2, the Reporting Persons have concerns about the Company's continuing failure to provide adequate returns to stockholders. The Reporting Persons believe it is in the best interests of the Company and its stockholders for the Company to pursue a sale or other business combination transaction with another entity. For the reasons set forth in Exhibit 99.2, the Reporting Persons demanded that the Company's Board of Directors immediately redeem the rights issued to stockholders pursuant to the Stockholder Rights Agreement, dated as of March 9, 1999, by and between the Company and Wachovia Bank, National Association, as Rights Agent, as amended.

            NB LLC and the Funds are engaged in the investment business. In pursuing this business, they intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, they may purchase additional Common Stock and, alternatively, may sell Common Stock in the open market or in privately negotiated transactions.

            Except as set forth above, neither the Reporting Persons nor any person named in Schedule A has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) & (b) Ownership and power over disposition:

A.  NB LLC

                  (a) Amount beneficially owned: 161,300 Shares.

                  (b) Percent of class: 5.1%. This percentage is based upon a total of 3,150,796 shares of Common Stock, par value $0.01 per share, issued and outstanding as of March 24, 2006, as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 31, 2006 (the "Reported Outstanding Shares").

                  (c) Number of shares as to which such person has:

                       (i) Sole power to vote or direct the vote:            -0-
                      (ii) Shared power to vote or direct the vote:      161,300
                     (iii) Sole power to dispose or direct the
                           disposition:                                      -0-
                      (iv) Shared power to dispose or direct the
                           disposition:                                  161,300

B. NB Inc.

                  (a) Amount beneficially owned: 161,300 Shares.

                  (b) Percent of class: 5.1%. This percentage is based upon the Reported Outstanding Shares.

                  (c) Number of shares as to which such person has:

                       (i) Sole power to vote or direct the vote:            -0-
                      (ii) Shared power to vote or direct the vote:      161,300
                     (iii) Sole power to dispose or direct the
                           disposition:                                      -0-
                      (iv) Shared power to dispose or direct the
                           disposition:                                  161,300

            To the knowledge of the Reporting Persons, no Shares of the Company are beneficially owned by any of the persons named in Schedule A.

(c) The transactions in the Shares that may be deemed to be beneficially owned by a Reporting Person commencing 60 days prior to the event triggering the filing of this Schedule 13D are set forth on Schedule B attached hereto.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Attached hereto as Exhibit 99.1 is a Joint Filing Agreement by and among the Reporting Persons, dated as of May 15, 2006.

            Attached hereto as Exhibit 99.2 is a letter dated April 20, 2006, from Richard A. Meckler, the President and Chief Investment Officer of LibertyView Capital Management, a division of Neuberger Berman, LLC, to Mason N. Carter, the Chairman, President and Chief Executive Officer of the Company.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: May 15, 2006


NEUBERGER BERMAN, L.L.C.


By: /s/ Kevin Handwerker
    ------------------------------------
    Name: Kevin Handwerker
    Title: Chief Administrative Officer and General Counsel


NEUBERGER BERMAN, INC.


By: /s/ Kevin Handwerker
    ------------------------------------
    Name:
    Title: Chief Administrative Officer and General Counsel


NEUBERGER BERMAN, L.L.C, on behalf of, and as investment advisor to the Funds.


By: /s/ Kevin Handwerker
    ------------------------------------
    Name: Kevin Handwerker
    Title: Chief Administrative Officer and General Counsel



                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                           MERRIMAC INDUSTRIES, INC.]

                                   SCHEDULE A
                                   ----------

  NAME, ADDRESS AND PRINCIPAL OCCUPATION OF EACH DIRECTOR AND EXECUTIVE OFFICER
                            OF THE REPORTING PERSONS

         The name and present occupation or employment of the executive officers and directors of the Reporting Persons, and of Lehman Brothers Holdings Inc. and its executive officers and directors, are set forth below. Except as noted, all individuals are citizens of the United States of America. Lehman Brothers Holdings Inc. is a Delaware corporation. The business address of the executive officers and directors of NB LLC, NB Inc., and Neuberger Berman Asset Management, L.L.C. is 605 Third Avenue, New York, New York 10158. The business address of Lehman Brothers Holdings Inc. is 745 Seventh Avenue, New York, New York 10019.

                            NEUBERGER BERMAN, L.L.C.

-------------------   ---------------------------------------------------------
      NAME                 TITLE/PRESENT PRINCIPAL OCCUPATION
-------------------   ---------------------------------------------------------
Jeffrey B. Lane       Chairman, President and Chief Operating Officer
-------------------   ---------------------------------------------------------
Kevin Handwerker      Chief Administrative Officer and General Counsel
-------------------   ---------------------------------------------------------
Jeffrey S. Maurer     Executive Vice President
-------------------   ---------------------------------------------------------
Jack Rivkin           Chief Information Officer and Executive Vice President
-------------------   ---------------------------------------------------------
Peter E. Sundman      Executive Vice President
-------------------   ---------------------------------------------------------


                             NEUBERGER BERMAN, INC.

-------------------   ---------------------------------------------------------
      NAME                 TITLE/PRESENT PRINCIPAL OCCUPATION
-------------------   ---------------------------------------------------------
Jeffrey B. Lane       Chairman, President and Chief Operating Officer
-------------------   ---------------------------------------------------------
Kevin Handwerker      Chief Administrative Officer and General Counsel
-------------------   ---------------------------------------------------------
Jeffrey S. Maurer     Executive Vice President
-------------------   ---------------------------------------------------------
Peter E. Sundman      Director, Executive Vice President
-------------------   ---------------------------------------------------------


                    NEUBERGER BERMAN ASSET MANAGEMENT, L.L.C.

------------------------   ----------------------------------------------------
      NAME                      TITLE/PRESENT PRINCIPAL OCCUPATION
------------------------   ----------------------------------------------------
Neuberger Berman, Inc.     Principal
------------------------   ----------------------------------------------------
Peter E. Sundman           President and Chief Executive Officer
------------------------   ----------------------------------------------------
Robert P. Traversa         Chief Administrative Officer and Executive Vice
                           President
------------------------   ----------------------------------------------------
Edward Grieb               Managing Director
------------------------   ----------------------------------------------------
Brad E. Cetron             Chief Compliance Officer
------------------------   ----------------------------------------------------

               LEHMAN BROTHERS HOLDINGS INC. - BOARD OF DIRECTORS

---------------------------------------    --------------------------------------------------------------------
                 NAME                                      TITLE/PRESENT PRINCIPAL OCCUPATION
---------------------------------------    --------------------------------------------------------------------
Michael L. Ainslie                         Private Investor and former President and Chief Executive Officer of Sotheby's Holdings
---------------------------------------    --------------------------------------------------------------------
John F. Akers                              Retired Chairman of International Business Machines Corporation
---------------------------------------    --------------------------------------------------------------------
Roger S. Berlind                           Theatrical Producer
---------------------------------------    --------------------------------------------------------------------
Thomas H. Cruikshank                       Retired Chairman and Chief Executive Officer of Halliburton Company
---------------------------------------    --------------------------------------------------------------------
Marsha Johnson Evans                       President and Chief Executive Officer of American Red Cross
---------------------------------------    --------------------------------------------------------------------
Richard S. Fuld, Jr.                       Chairman and Chief Executive Officer
---------------------------------------    --------------------------------------------------------------------
Sir Christopher Gent (United Kingdom       Non-executive Chairman of GlaxoSmithKline plc.
citizen)
---------------------------------------    --------------------------------------------------------------------
Henry Kaufman                              President of Henry Kaufman & Company, Inc.
---------------------------------------    --------------------------------------------------------------------
John D. Macomber                           Principal of JDM Investment Group
---------------------------------------    --------------------------------------------------------------------
Dina Merrill                               Vice Chairman of RKO Pictures, Inc. and Actress
---------------------------------------    --------------------------------------------------------------------
Roland A. Hernandez                        Retired Chairman and Chief Executive Officer of Telemundo, Inc.
---------------------------------------    --------------------------------------------------------------------


               LEHMAN BROTHERS HOLDINGS INC. - EXECUTIVE OFFICERS

------------------------------   ----------------------------------------------
        NAME                         TITLE/PRESENT PRINCIPAL OCCUPATION
------------------------------   ----------------------------------------------
Lehman Brothers Holdings Inc.    Investment Bank
------------------------------   ----------------------------------------------
Richard S. Fuld, Jr.             Chairman and Chief Executive Officer
------------------------------   ----------------------------------------------
Jonathan E. Beyman               Chief of Operations and Technology
------------------------------   ----------------------------------------------
David Goldfarb                   Chief Administrative Officer
------------------------------   ----------------------------------------------
Joseph M. Gregory                President and Chief Operating Officer
------------------------------   ----------------------------------------------
Christopher O'Meara              Chief Financial Officer and Controller
------------------------------   ----------------------------------------------
Thomas A. Russo                  Vice Chairman and Chief Legal Officer
------------------------------   ----------------------------------------------

                                   SCHEDULE B

 TRANSACTIONS BY THE FUNDS COMMENCING SIXTY DAYS PRIOR TO THE TRIGGERING EVENT


---------------- ------------ --------------------------- ---------------------------- ---------------------
     DATE         SECURITY     AMOUNT OF SHARES BOUGHT       AMOUNT OF SHARES SOLD       PRICE PER SHARE
---------------- ------------ --------------------------- ---------------------------- ---------------------
         3/2/06  Common                  1800                                                 $9.00
---------------- ------------ --------------------------- ---------------------------- ---------------------
         3/3/06  Common                  200                                                  $9.10
---------------- ------------ --------------------------- ---------------------------- ---------------------
         3/6/06  Common                  1700                                                 $9.06
---------------- ------------ --------------------------- ---------------------------- ---------------------
         3/7/06  Common                  2000                                                 $9.09
---------------- ------------ --------------------------- ---------------------------- ---------------------
         3/8/06  Common                  100                                                  $9.08
---------------- ------------ --------------------------- ---------------------------- ---------------------
         3/8/06  Common                  200                                                  $9.15
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/13/06  Common                  200                                                  $9.10
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/13/06  Common                  400                                                  $9.30
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/14/06  Common                  100                                                  $9.12
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/15/06  Common                  200                                                  $9.25
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/16/06  Common                  2100                                                 $9.38
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/29/06  Common                  1000                                                 $9.50
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/30/06  Common                  1000                                                 $9.62
---------------- ------------ --------------------------- ---------------------------- ---------------------
        3/31/06  Common                  2500                                                 $9.83
---------------- ------------ --------------------------- ---------------------------- ---------------------
         4/6/06  Common                  500                                                  $9.30
---------------- ------------ --------------------------- ---------------------------- ---------------------
        4/10/06  Common                  200                                                  $9.30
---------------- ------------ --------------------------- ---------------------------- ---------------------
        4/11/06  Common                  800                                                  $9.32
---------------- ------------ --------------------------- ---------------------------- ---------------------
         5/5/06  Common                  3700                                                 $8.88
---------------- ------------ --------------------------- ---------------------------- ---------------------
         5/9/06  Common                  300                                                  $9.10
---------------- ------------ --------------------------- ---------------------------- ---------------------


                                      B-1